MAIL STOP 3561
								February 16, 2006

Mr. Tom Bontems, Chairman
Universal Fog, Inc.
1808 South 1st Avenue
Phoenix, Arizona 85003

RE: 	Universal Fog, Inc.
	Pre-Effective Amendment 1 to Registration Statement on Form
SB-2
	File Number: 333-128831
      Filed: January 27, 2006

Dear Mr. Bontems:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your prospectus in all appropriate places to identify your affiliates who will offer the shares at a fixed price for the duration of the offering.

Cover Page of the Prospectus

2. Please estimate and include the amount of offering expenses for the Universal Fog offering and deduct those expenses from the "proceeds to Universal Fog".


Prospectus Summary, page 5

3. We reissue prior comment 12 in our letter dated November 3,
2005.
We note that Universal Fog was not incorporated in the State of Arizona until July 11, 1996 and has been in continuous operation since 1996 and is the successor of Arizona Mist. The statement, "Universal Fog, Inc. began in 1989 as the high pressure misting
division of Arizona Mist" is confusing.   Please clarify.
Further,
please disclose clearly in the prospectus the date Universal Fog was incorporated and the date Arizona Mist was sold to Orbit Sprinklers.
Please explain how Universal Fog is the successor of Arizona Mist when Arizona Mist was sold to Orbit Sprinkler.

Risk Factors Related to Our Business, page 5

4. Include a risk factor discussing the balloon mortgage payment due in May.

Use of Proceeds, page 7

5. There is no certainty concerning the amount of securities that will be sold. Please, then, include a column in the table if less than all are sold; eg., 50% and for 25%. Deduct, in each case, the expected costs of the offerings.

6. Explain the holder of the debt to be retired and all of the disclosure required by Instruction 1 to Item 504 of Regulation S-
B.

Management`s Discussion and Analysis, page 8

Liquidity and Capital Resources

7. Please update the 2,000,000 shares of restricted common stock for
$100,000 as to how much has been paid to date. Please provide the same information for the 1,008,800 shares sold to unrelated parties for $252,200 in another private placement. We do not see these two transactions discussed in Item 26 of Part II.

8. Also, disclose the amount of debt converted into common stock and the number of shares and the parties receiving the shares.

9. Furthermore, it does not appear that the disclosure in Item 26 regarding the transactions in April, May, and August of 2005 are discussed here.

10. You state that the current cash expense is about $63,000 per month. However, you anticipate cash expenditures of approximately $189,000 for the year ended December 31, 2005. Please explain why cash expenditures only amounted to $189,000 for 2005.

Critical Accounting Policies

11. We note that you have not disclosed the company`s critical accounting policies. Please address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Please refer to the Commission`s guidance concerning Critical Accounting Estimates and revise Management`s Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Our Business, page 13

12. We reissue prior comments 46 and 47 of our letter dated
November
3, 2005. Please disclose the material terms of the transaction with
Edmonds 6 and the Stock Purchase and the Share Exchange Agreement, including the consideration and number of Universal Fog shares Edmonds 6 and Mr. Neussler received for the exchange, the date of the merger, etc.

13. We partially reissue comment 49 of our letter dated November
3,
2005. Please describe your principal products or services in greater detail. We note from your websites that you offer high pressure systems ranging from 7 nozzle systems to 275 nozzle systems and 1/4 gpm up as well as larger systems. On your website, there is also a list of products such as nozzles, nozzle cleaner, slip-lok fittings, and etc.

14. Please disclose how many distributors and resellers you currently have a relationship with and the percentage of business you do through them. Please describe the terms of any agreements you have with these distributors, including any arrangement for revenue sharing or compensation. Please file material agreements as exhibits.

Description of Property, page 16

15. We reissue prior comment 57 of our letter dated November 3, 2005.
Please describe the condition of your manufacturing facilities.

16. Provide us with the cost components included in the $401,117 in land, office and manufacturing facilities contributed by Mr. Bontem.
Include in this break-out the original price that Mr. Bontem paid for the property, any depreciation taken, and the total amounts paid for repairs and remodeling. Tell us why the repairs were included in the total cost of the asset as repairs are normally recorded as expense in the statement of operations.

Certain Relationships and Related Transactions, page 16

17. Indicate the balance on the note to Heritage Bank and whether
Mr.
Bontems, and any other person, remain as obligors on it.

18. The assignment of the patent rights from Mr. Bontems to the company should be filed as an exhibit.

19. It is assumed that the $36,000 paid to Richard Nuessler by Mr. Bontems is not reimbursable by the company.

Executive Compensation, page 18

20. Please include the compensation to each of the persons for the most recently completed fiscal year, as required by Item 402(b) and the Instruction to Item 402(b) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
18

21. Update the information through the latest practicable date.
See
Item 403(b).

22. None of the percentages in the table, nor in footnote (2), appear to be correct based on 38,592,800 shares outstanding.

Description of Our Capital Stock, page 19

23. Identify the owner(s) of the property securing the convertible preferred stock.

Selling Stockholders, page 20

24. Reconcile the percentages in the table with our comment above.

25. State the estimated costs of the offering to be paid by the company.

Plan of Distribution, page 22

26. We reissue prior comment 76 of our letter dated November 3, 2005.
Please discuss penny stock rules and requirements.

Financial Statements, page F-12

27. Please note the updating requirements of Item 310(g) of Regulation S-B.



Statement of Stockholders` Equity, page F-15

28. We note your disclosure on the statement of stockholders` equity in response to our previous comment 83. This disclosure does not sufficiently address our comment. We reiterate our request for you to tell us your basis for valuing 540,000 shares issued to a stockholder at $.24 per share when shares were issued for cash at $0.25 per share and $0.05 per share during the same period.

Note 4 - Borrowings, page F-24

29. Revise to provide the disclosures required by SFAS 57 with respect to the advances from Tom Bontems.

Part II
Recent Sales of Unregistered Securities

30. We reissue prior comment 94 of our letter dated November 3, 2005.
We refer you to Item 701 of Regulation S-B. Please disclose the information required by 701(a), (b), (c), (d) for all of the securities sold within the past three years without registration. In this regard, we note that the transactions with Edmonds 6 and the issuance of 4,000,000 convertible preferred stock should be discussed. Moreover, please identify the persons to whom you sold the securities. Finally, provide the facts relied upon to make the exemptions available.

31. Please provide the amount of debt extinguished for the exchange of 540,000 shares and the parties receiving the shares.

32. Please describe the services rendered on behalf of UFI by certain third parties and identify the parties.

Exhibits

33. For the exhibits that are incorporated by reference, please so state and specifically identify the form.

34. A form of subscription agreement should be filed as an attachment to the prospectus or as an exhibit, if one is to be used.

Signatures

35. Please include the signatures required by Form SB-2.
Specifically, one of the officers must act and sign in the capacity of the principal accounting officer.



34 Act Report Filings

36. We reissue our prior comments 102 to 108 as we did not note the amended filings. Please revise all of the 34 Act reports according to the comments issued prior to the effectiveness of the SB-2 registration statement

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 or Terrence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna
Peng at (202) 551-3391 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	David M. Rees, Esq.

	Fax (801) 328-4948
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Tom Bontems
Universal Fog, Inc.
Page 1
03/08/2006